UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

PulteGroup, Inc.

(Name of Issuer)

Common Stock, Par Value Per Share $0.01

(Title of Class of Securities)

745867101

(CUSIP Number)

William J. Pulte

8111 Bay Colony Drive, #2001

Naples, Florida 34108

(248) 647 – 2750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 745867101

1.	Names of Reporting Persons William J. Pulte
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 35,355,366
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,155,376
	10.	Shared Dispositive Power 22,199,990
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,355,366
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 745867101

Item 1. Security and Issuer

The title of the class of equity securities to which this statement relates is Common Shares, par value per share $0.01 (“Common Shares”), of PulteGroup, Inc., a Michigan corporation (“PHM”). The address of PHM’s principal executive offices is 100 Bloomfield Hills Parkway, Suite 300, Bloomfield Hills, Michigan 48304.

Item 2. Identity and Background

This statement is being filed by William J. Pulte, who is referred to in this Schedule as the “Reporting Person.” The Reporting Person’s present principal occupation or employment is Chairman Emeritus of PHM. The Reporting Person’s business address is 8111 Bay Colony Drive #2001, Naples, Florida 34108.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

The purpose of this filing is to report (1) the termination, on September 12, 2012, of a prepaid variable forward sale contract that was entered into by the Reporting Person on June 18, 2012 with an unaffiliated third party buyer (the “June 2012 Forward Contract”) and (2) the entry into a new prepaid variable forward sale contract, solely for the purpose of replacing the June 2012 Forward Contract, with the same third party buyer on September 12, 2012 (the “September 2012 Forward Contract”).

The Reporting Person terminated the June 2012 Forward Contract for a termination price of $114,644,880 paid by the Reporting Person. The June 2012 Forward Contract obligated the Reporting Person to deliver to the buyer up to 1,840,000 Common Shares (or, at the Reporting Person’s election, an equivalent amount of cash based on the market price of the Common Shares at that time) on each of May 19, 20, 21, 22 and 23, 2014 (each a “June 2012 Maturity Date”). In exchange for assuming this obligation, the Reporting Person received a cash payment of $68,867,612. The Reporting Person pledged 9,200,000 Common Shares to secure his obligations under the June 2012 Forward Contract, and retained voting and certain dividend rights in the pledged shares during the term of the pledge. The June 2012 Forward Contract provided that the number of Common Shares to be delivered to the buyer with respect to each

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CUSIP No. 745867101

June 2012 Maturity Date was to be determined as follows: (a) if the closing price of a Common Share on such June 2012 Maturity Date (the “June 2012 Settlement Price”) would be less than or equal to $9.35, the Reporting Person would deliver to the buyer 1,840,000 Common Shares; (b) if the June 2012 Settlement Price would be greater than $9.35 and less than or equal to $15.00, the Reporting Person would deliver to the buyer a number of Common Shares equal to 1,840,000 multiplied by a fraction, the numerator of which would be $9.35 and the denominator of which would be the June 2012 Settlement Price; and (c) if the June 2012 Settlement Price would be greater than $15.00, the Reporting Person would deliver to the buyer the number of Common Shares equal to 1,840,000 multiplied by a fraction, the numerator of which would be $9.35 plus the excess of the June 2012 Settlement Price over $15.00, and the denominator of which would be the June 2012 Settlement Price.

The September 2012 Forward Contract obligates the Reporting Person to deliver to the buyer up to 1,840,000 Common Shares (or, at the Reporting Person’s election, an equivalent amount of cash based on the market price of the Common Shares at that time) on each of May 19, 20, 21, 22 and 23, 2014 (each, a “September 2012 Maturity Date”). In exchange for assuming this obligation, the Reporting Person received a cash payment of $114,644,880. The Reporting Person pledged 9,200,000 Common Shares to secure his obligations under the September 2012 Forward Contract, and retained voting and certain dividend rights in the pledged shares during the term of the pledge. The September 2012 Forward Contract provides that the number of Common Shares to be delivered to the buyer with respect to each September 2012 Maturity Date is to be determined as follows: (a) if the closing price of a Common Share on such September 2012 Maturity Date (the “September 2012 Settlement Price”) is less than or equal to $15.4992, the Reporting Person will deliver to the buyer 1,840,000 Common Shares; (b) if the New Settlement Price is greater than $15.4992 and less than or equal to $25.35, the Reporting Person will deliver to the buyer a number of Common Shares equal to 1,840,000 multiplied by a fraction, the numerator of which is $15.4992 and the denominator of which is the September 2012 Settlement Price; and (c) if the September 2012 Settlement Price is greater than $25.35, the Reporting Person will deliver to the buyer the number of Common Shares equal to 1,840,000 multiplied by a fraction, the numerator of which is $15.4992 plus the excess of the September 2012 Settlement Price over $25.35, and the denominator of which is the September 2012 Settlement Price.

The Reporting Person may, from time to time, acquire additional Common Shares for investment purposes if market conditions are favorable. The Reporting Person may also dispose of some or all of the Common Shares that he beneficially owns by public or private sale, gift, pledge or otherwise, including, without limitation, sales of Common Shares by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, through additional prepaid variable forward sale contracts, or otherwise. Subject to market conditions, the Reporting Person currently intends to dispose of an additional 400,000 Common Shares as part of a portfolio diversification plan reflected in the dispositions described in Item 5(c) below. The Reporting Person reserves the right not to acquire Common Shares or not to dispose of all or part of such Common Shares if he determines such acquisition or disposal is not in his best interests at that time.

Other than the August 2012 Forward Contract (as defined in Item 6 below) and as described above, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of PHM, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PHM or any of

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CUSIP No. 745867101

its subsidiaries, (c) any sale or transfer of a material amount of assets of PHM or any of its subsidiaries, (d) any change in the present board of directors or management of PHM, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in PHM’s present capitalization or dividend policy, (f) any other material change in PHM’s business or corporate structure, (g) any changes in PHM’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of PHM by any person, (h) causing a class of securities of PHM to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of PHM’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The number and percentage of shares of Common Shares beneficially owned by the Reporting Person are as follows:

Number (1)(2)(3)(4)(5)	Percent (6)
35,355,366	9.2%

(1)	Includes (i) 35,242,384 Common Shares that are owned by trusts of which the Reporting Person is the sole trustee, and (ii) 112,982 Common Shares held on behalf of the Reporting Person in the PulteGroup, Inc. 401(k) Plan as of October 3, 2012.
(2)	5,000,000 Common Shares owned by the Reporting Person are pledged as security for loans or guarantees of the Reporting Person.
(3)	9,200,000 Common Shares owned by the Reporting Person are subject to the September 2012 Forward Contract and are pledged as collateral to secure the Reporting Person’s obligations under such contract.
(4)	12,999,990 Common Shares owned by the Reporting Person are subject to the August 2012 Forward Contract and are pledged as collateral to secure the Reporting Person’s obligation under such contract.
(5)	Does not include approximately 7,949 Common Shares held on behalf of Karen Pulte, the Reporting Person’s wife, in the PulteGroup, Inc. 401(k) plan as of October 3, 2012, shares to which the Reporting Person disclaims beneficial ownership.
(6)	Based on the 383,754,839 Common Shares reported as being outstanding as of July 20, 2012, by PHM in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

(b) The Reporting Person has sole voting power over the 35,355,366 Common Shares reported above as beneficially owned by him. He has sole dispositive power with respect to 13,155,376 Common Shares and shared dispositive power with respect to 22,199,990 Common Shares.

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CUSIP No. 745867101

(c) The following table sets forth all transactions with respect to Common Shares effected during the past sixty (60) days by the Reporting Person. All such transactions were effected in the open market.

Date of Transaction	No. of Shares	Price per Share (dollars) (1)		Transaction Type
August 31, 2012	40,000	13.69	(2)	Sale
September 6, 2012	25,000	14.44	(3)	Sale
September 7, 2012	25,000	14.72	(4)	Sale
September 12, 2012	50,000	15.55	(5)	Sale
September 13, 2012	20,000	15.93	(6)	Sale
September 14, 2012	15,000	16.50	(7)	Sale
September 19, 2012	10,000	16.78		Sale
September 21, 2012	15,000	17.29	(8)	Sale

(1)	The prices per share reflected in this table are gross prices which do not take into account brokerage commissions or other costs of execution.
(2)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $13.64 to $13.74.
(3)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $14.31 to $14.57.
(4)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $14.68 to $1477.
(5)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $15.54 to $15.64.
(6)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $15.83 to $16.05.
(7)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $16.40 to $16.61.
(8)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $17.10 to $17.43.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person; except that, pursuant to the terms of the August 2012 Forward Contract and the September 2012 Forward Contract, the applicable buyer has the right to receive any excess dividends or extraordinary dividends that may be paid by PHM with respect to the 22,199,990 Common Shares subject to such contracts.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

112,982 Common Shares are held on behalf of the Reporting Person in the PulteGroup, Inc. 401(k) Plan.

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CUSIP No. 745867101

5,000,000 Common Shares are pledged as security for loans or guarantees of the Reporting Person.

12,999,990 Common Shares are covered by a prepaid variable forward sale contract that was entered into by the Reporting Person on August 9, 2012 (the “August 2012 Forward Contract”). The August 2012 Forward Contract obligates the Reporting Person to deliver to the buyer up to 650,000 Common Shares (or, at the Reporting Person’s election, an equivalent amount of cash based on the market price of the Common Shares at that time) on each of July 14, 15, 16, 17, 18, 21, 22, 23, 24, 25, 28, 29, 30 and 31, 2014, up to 650,000 Common Shares (or, at the Reporting Person’s election, an equivalent amount of cash based on the market price of the Common Shares at that time) on each of August 1, 4, 5, 6 and 7, 2014 and up to 649,990 Common Shares (or, at the Reporting Person’s election, an equivalent amount of cash based on the market price of the Common Shares at that time) on August 8, 2014 (each, an “August 2012 Maturity Date”). In exchange for assuming this obligation, the Reporting Person received a cash payment of $129,055,895.33. The Reporting Person pledged 12,999,990 Common Shares to secure his obligations under the August 2012 Forward Contract, and retained voting and certain dividend rights in the pledged shares during the term of the pledge. The August 2012 Forward Contract provides that the number of Common Shares to be delivered to the buyer with respect to each August 2012 Maturity Date is to be determined as follows: (a) if the closing price of a Common Share on such August 2012 Maturity Date (the “August 2012 Settlement Price”) is less than or equal to $12.2636, the Reporting Person will deliver to the buyer 650,000 Common Shares (or if such August 2012 Maturity Date is August 8, 2014, 649,990 Common Shares); (b) if the August 2012 Settlement Price is greater than $12.2636 and less than or equal to $19.0699, the Reporting Person will deliver to the buyer a number of Common Shares equal to 650,000 (or 649,990, if such August 2012 Maturity Date is August 8, 2014) multiplied by a fraction, the numerator of which is $12.2636 and the denominator of which is the August 2012 Settlement Price; and (c) if the August 2012 Settlement Price is greater than $19.0699, the Reporting Person will deliver to the buyer the number of Common Shares equal to 650,000 (or 649,990, if such August 2012 Maturity Date is August 8, 2014) multiplied by a fraction, the numerator of which is $12.2636 plus the excess of the August 2012 Settlement Price over $19.0699, and the denominator of which is the August 2012 Settlement Price.

9,200,000 Common Shares are covered by the September 2012 Forward Contract. A description of the September 2012 Forward Contract is incorporated herein by reference to Item 4 above.

Item 7. Material to be Filed as Exhibits

1.	PulteGroup, Inc. 401(k) Plan (Incorporated by reference to Exhibit 4.3 of PHM’s Registration Statement on Form S-8, No. 333-115570).

2.	Power of Attorney of William J. Pulte, dated December 5, 2011 (Incorporated by reference to Exhibit 2 of the Reporting Person’s Amendment No. 9 to Schedule 13D filed December 15, 2011).

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CUSIP No. 745867101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM J. PULTE

Dated: October 12, 2012	/s/ Jeffrey K. Eckles
Jeffrey K. Eckles, as Attorney-in-Fact

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